Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	December 16, 2010
NYSE: SVM

SILVERCORP RECEIVES MINING PERMIT FOR GC SILVER-LEAD-ZINC PROJECT, GUANGDONG PROVINCE, CHINA

VANCOUVER, British Columbia – December 16, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to report that its GC silver-lead-zinc project in the Guangdong Province has received a mining permit issued by the Ministry of Land and Resources of China. The GC mining permit has a term of 30 years and covers the entire 5.52 square kilometer area of the GC Project. The permit was issued on the terms applied for, and allows for the operation of an underground mine to produce silver, lead and zinc ores.

A qualified Chinese engineering firm is close to finalizing the design of a 1,500 tonne per day mechanized underground mine, a flotation mill, and a dry stack tailing facility. The estimated capital cost is about US$30 million. Following its completion, Silvercorp expects to convert the design report into a NI 43-101 qualified report. With the strong support of the local County government, Silvercorp has completed the acquisition of surface rights required for the construction of the mine and mill and is preparing the site and hiring contractors for the construction. Initial production of 700 tonnes per day mining capacity is expected to be achieved in 12 months with full capacity of 1,500 tonnes per day to be achieved in 18 months. The GC Project is held though a 95% owned Chinese subsidiary.

Receiving the GC Mining Permit represents an important step in Silvercorp’s China expansion strategy beyond the Ying Mining camp in Henan Province:

-	creating production footholds in new areas,

-	establishing Silvercorp’s reputation for production expertise and efficiency in the new camp; and

-	build through production increases and potential consolidation of other nearby mining assets.

Silvercorp intends to rapidly establish the GC Project in Guangdong Province as its second production base and foothold, to be followed by a third production foothold at the recently acquired BYP Gold-lead-Zinc Project in Hunan Province.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company has applied for a mining permit for its GC silver-lead-zinc mine in the Guangdong Province and recently announced the acquisition of a 70% interest in the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.